UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 7, 2021

DRAGONEER GROWTH OPPORTUNITIES CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39709	98-1560055
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Letterman Drive Building D, Suite M500 San Francisco, CA	94129
(Address of principal executive offices)	(Zip Code)

(415) 539-3099

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	DGNS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On December 7, 2021, Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (“Dragoneer”), held an extraordinary general meeting of shareholders (the “EGM”). At the EGM, a total of 23,426,429 (82.6%) shares of Dragoneer’s issued and outstanding ordinary shares held of record as of October 29, 2021, the record date for the EGM, were present either in person or by proxy, which constituted a quorum for the transaction of business. Dragoneer’s shareholders voted on the following proposals at the EGM, which are defined and described in more detail in the definitive proxy statement/prospectus/consent solicitation of Dragoneer, which was filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021 (the “Proxy Statement/Prospectus/Consent Solicitation”). The shareholders approved each of the proposals listed below.

The final vote tabulation for each proposal is set forth below.

(1)	Proposal No. 1 - The Business Combination Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,689,288	1,031,481	1,705,660	—

(2)	Proposal No. 2 - The Domestication Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
82,789,288	1,031,481	1,705,660	—

(3)	Proposal No. 3 - The Proposed Charter and Bylaws Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,689,187	1,031,481	1,705,761	—

(4)	Proposal No. 4A - Advisory Governing Documents Proposal A

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,478,060	1,242,679	1,705,690	—

(5)	Proposal No. 4B - Advisory Governing Documents Proposal B

Votes For	Votes Against	Abstentions	Broker Non-Votes
18,762,069	2,958,561	1,705,799	—

(6)	Proposal No. 4C - Advisory Governing Documents Proposal C

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,538,093	1,181,568	1,706,768	—

(7)	Proposal No. 4D - Advisory Governing Documents Proposal D

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,447,929	1,272,809	1,705,691	—

(8)	Proposal No. 4E - Advisory Governing Documents Proposal E

Votes For	Votes Against	Abstentions	Broker Non-Votes
19,278,636	2,441,699	1,706,094	—

(9)	Proposal No. 5 - The Nasdaq Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,689,188	1,031,581	1,705,660	—

(10)	Proposal No. 6 - The Incentive Equity Plan Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
19,830,583	1,888,984	1,706,862	—

(11)	Proposal No. 7 - The ESPP Proposal

Votes For	Votes Against	Abstentions	Broker Non-Votes
19,342,087	2,377,681	1,706,661	—

(12)	Proposal No. 8 - The Adjournment Proposal

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement/Prospectus/Consent Solicitation was not presented to shareholders.

Based on the results of the EGM, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement/Prospectus/Consent Solicitation, the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement, dated as of July 23, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Dragoneer, Redwood Opportunity Merger Sub, Inc., a Delaware corporation, Redwood Merger Sub LLC, a Delaware limited liability company, and Papay Topco, Inc., a Delaware corporation (“Cvent”), including the Domestication and the Mergers (as such terms are defined in the Proxy Statement/Prospectus/Consent Solicitation) (the Domestication and the Mergers together with the other transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”), are expected to be consummated on December 8, 2021. Following the consummation of the Transactions, the common stock of New Cvent (as such term is defined in the Proxy Statement/Prospectus/Consent Solicitation) are expected to begin trading on The Nasdaq Global Select Market under the symbol “CVT” on December 9, 2021.

Item 7.01 Regulation FD Disclosure.

In connection with the Business Combination, holders of 23,313,333 shares of Dragoneer’s Class A ordinary shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of $233,133,330.00.

Item 8.01 Other Events.

On December 7, 2021, the Company issued a press release announcing the results of the EGM. A copy of the press release is included as Exhibit 99.1 to this Current Report and incorporated herein by reference.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement (as such terms are defined in the Proxy Statement/Prospectus/Consent Solicitation), the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the New Cvent to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Registration Statement filed by Dragoneer with the SEC on October 19, 2021, those included under the header “Risk Factors” in the prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits.

99.1	Press Release, dated December 7, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 7, 2021	DRAGONEER GROWTH OPPORTUNITIES CORP. II

	By:	/s/ Pat Robertson
	Name:	Pat Robertson
	Title:	President and Chief Operating Officer

Exhibit 99.1

Dragoneer Growth Opportunities Corp. II Announces Shareholder Approval of Business Combination with Cvent

San Francisco, CA (December 7, 2021) — Dragoneer Growth Opportunities Corp. II (Nasdaq: DGNS) (“Dragoneer”), a publicly traded special purpose acquisition company, today announced that its shareholders approved the previously-announced business combination with Cvent, Inc. at an extraordinary general meeting of Dragoneer’s shareholders (the “Special Meeting”) held today.

Dragoneer plans to file the results of the Special Meeting on a Form 8-K with the U.S. Securities and Exchange Commission today.

The business combination is expected to close on December 8, 2021. Upon closing, post-combination Cvent’s common stock is expected to be listed on Nasdaq under the ticker symbol “CVT.”

As previously disclosed, the deadline for shareholders to withdraw their redemption requests was extended to 5:00 p.m. ET on December 7, 2021. Any shareholder wishing to withdraw a redemption request may do so by contacting Dragoneer’s transfer agent, Continental Stock Transfer & Trust Company, at the email address listed below:

mzimkind@continentalstock.com

###

About Dragoneer Growth Opportunities Corp. II

Dragoneer Growth Opportunities Corp. II is a blank check company formed by an affiliate of Dragoneer Investment Group. Dragoneer Investment Group is a growth-oriented investment firm with over $21 billion in long-duration capital from many of the world’s leading endowments, foundations, sovereign wealth funds, and family offices. The firm has a history of partnering with management teams growing exceptional companies characterized by sustainable differentiation and superior economic models. The firm’s track record includes public and private investments across industries and geographies, with a particular focus on technology-enabled businesses. Dragoneer has been an investor in companies such as Airbnb, Alibaba, Atlassian, AppFolio, Bytedance, Ceridian, Chime, Datadog, Doordash, Duck Creek, PointClickCare, Procore, Slack, Samsara, ServiceTitan, Snowflake, Spotify, Uber, UiPath and others.

About Cvent

Cvent is a leading meetings, events, and hospitality technology provider with more than 4,000 employees and 21,000 customers worldwide. Founded in 1999, the company delivers a comprehensive event marketing and management platform and offers a global marketplace where event professionals collaborate with venues to create engaging, impactful experiences. Cvent is headquartered in Tysons, Virginia, just outside of Washington D.C., and has additional offices around the world to support its growing global customer base. The comprehensive Cvent event marketing and management platform offers software solutions to event organizers and marketers for online event registration, venue selection, event marketing and management, virtual and onsite solutions, and attendee engagement. Cvent’s suite of products automate and simplify the entire event management process and maximize the impact of in-person, virtual, and hybrid events. Hotels and venues use Cvent’s supplier and venue solutions to win more group and corporate travel business through Cvent’s sourcing platforms. Cvent solutions optimize the entire event management value chain and have enabled clients around the world to manage millions of meetings and events. For more information, please visit Cvent.com, or connect with us on Facebook, Twitter or LinkedIn.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR

THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Investor Relations

CventIR@icrinc.com

(646) 277-1219

Media Relations

Erica Stoltenberg, Cvent

estoltenberg@cvent.com

(571) 378-6240